UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 1-14362

GUANGSHEN RAILWAY COMPANY LIMITED

(Translation of registrant’s name into English)

No. 1052 Heping Road, Shenzhen

People’s Republic of China 518010

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT

Number	Description of Document

99.1	Announcement of (1) Poll Results of the Annual General Meeting Held on June 17, 2021, (2) Change of Directors and (3) Change of Supervisors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Guangshen Railway Company Limited

Dated: June 21, 2021

	By:	/s/ Tang Xiangdong
	Name:	Tang Xiangdong
	Title:	Company Secretary